Filed Pursuant to Rule 424(b)5
Registration No. 333-103059

PROSPECTUS SUPPLEMENT
(to Prospectus dated March 10, 2003)

$750,000,000

TÜRKİYE CUMHURİYETİ
(The Republic of Turkey)

11.0% Notes due 2013

     The Republic of Turkey (the “Republic”) is offering $750,000,000 principal amount of its 11.0% Notes due January 14, 2013. The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on July 14 and January 14 of each year, beginning on July 14, 2003.

     As of their issuance, the notes will be fully fungible with, rank equally with, and form a single issue and series with, our $750,000,000 11.0% Notes due 2013, which were issued on January 14, 2003. The total principal amount of the previously issued notes and the notes now being issued will be $1,500,000,000.

     We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	101.00%	$757,500,000
Underwriting Discount	0.35%	$2,625,000
Proceeds to the Republic of Turkey (1)(before expenses)	100.65%	$754,875,000

(1) Plus accrued and unpaid interest, from and including January 14, 2003 to but excluding the delivery date, in the amount of $27,958,333.33. Purchasers of the notes will be entitled to receive the semi-annual regular interest payment on July 14, 2003.

     The underwriters are offering the notes subject to various conditions. The underwriters expect delivery of the notes on or about May 16, 2003, through the book-entry facilities of The Depository Trust Company.

Joint Book Running Managers

JPMorgan	Morgan Stanley

Co-Lead Managers

ABN AMRO Citigroup Credit Suisse First Boston Dresdner Kleinwort Wasserstein Turkiye Garanti Bankasi A.S	Alpha Bank Commerzbank Securities Deutsche Bank Securities Merrill Lynch & Co. UBS Warburg

May 12, 2003

     The Republic has made all reasonable inquiries and confirms that this prospectus supplement and the accompanying prospectus dated March 10, 2003, including the documents incorporated by reference, contain all information with respect to the Republic and the notes that is material in the context of the issue and offering of the notes, and that this information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein and therein are honestly held and that, to the best of the Republic’s knowledge and belief, there are no other facts the omission of which would make any of this information or the expression of these opinions and intentions misleading. The Republic accepts responsibility accordingly.

     You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the notes only in places where offers and sales are permitted.

     You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

     We are a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against us. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

     References to “TL” in this prospectus supplement are to the Turkish Lira, the Republic’s official currency. References to “U.S.$,” “$,” “U.S. dollars” and “dollars” in this prospectus supplement are to lawful money of the United States of America.

OFFERING SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement, and the accompanying prospectus.

Issuer	The Republic of Turkey.

Securities Offered	$750,000,000 principal amount of 11.0% Notes due January 14, 2013.

Maturity Date	January 14, 2013.

Issue Price	101.00% of the principal amount of the notes plus accrued interest from and including January 14, 2003 to but excluding the delivery date.

Interest Payment Dates	July 14 and January 14 of each year, commencing July 14, 2003.

Status and Ranking	The notes will be fully fungible with, rank equally with, and form a single series with, our $750,000,000 11.0% Notes due 2013, which were issued on January 14, 2003. Following the issuance of the notes pursuant to this prospectus supplement, the aggregate principal amount of the 11.0% Notes due 2013 of the Republic will be $1,500,000,000.

Upon issuance, the notes will be our direct unconditional and general obligations and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

Markets	The notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting.”

Listing	We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

Negative Pledge	Clause (9) of the definition of Permitted Lien set forth on pages five and six of the accompanying prospectus shall read as follows for purposes of the notes: Liens on any assets (other than official holdings of gold) in existence on January 14, 2003, provided that such Liens remain confined to the assets affected thereby on January 14, 2003 and secure only those obligations so secured on January 14, 2003.

Form	The notes will be book-entry securities in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Clearance and Settlement	Beneficial interests in the notes will be shown on, and transfer thereof will be effected only through, records maintained by The Depository Trust Company (“DTC”) and its participants, unless certain contingencies occur, in which case the notes will be issued in definitive form. Investors may elect to hold interests in the notes through DTC, Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking Luxembourg, sociéte anonyme (“Clearstream Banking Luxembourg”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. See “Global Clearance and Settlement.”

Payment of Principal and Interest	Principal and interest on the notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of the DTC. See “Description of the Notes — Payments of Principal and Interest” and “Global Clearance and Settlement — Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg.”

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity. See “Debt Securities — Default; Acceleration of Maturity” in the accompanying prospectus.

Sinking Fund	None.

Prescription Period	None.

Use of Proceeds	We will use the net proceeds of the sale of the notes for general financing purposes, which may include the repayment of debt. The amount of net proceeds (before expenses and exclusive of accrued but unpaid interest) is $754,875,000.

Fiscal Agent	The notes will be issued pursuant to a fiscal agency agreement, dated as of December 15, 1998, between us and JPMorgan Chase Bank, as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of United States and Turkish tax consequences associated with the notes, see “Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

RECENT DEVELOPMENTS

Political Conditions

     General elections for the Grand National Assembly (the “Assembly”) were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) now has a simple majority in the Assembly. The Republican People’s Party (CHP) is the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

     The following table sets forth the official results of the November 3, 2002 elections by percent of total votes and seats won:

Political Party	Percentage of Vote	Number of Seats

Justice and Development Party (AKP)	34.3%	363
Republican People’s Party (CHP)	19.4%	178
Independent Candidates (no party affiliation)	1.0%	9
True Path Party (DYP)[1]	9.6%	0
Nationalist Action Party (MHP)[1]	8.4%	0
Young Party (GP) [1]	7.3%	0
Democratic People’s Party[1]	6.2%	0
Others[2]	14.0%	0

[1] Failed to obtain the requisite 10% of total votes; no seats in the Assembly.

[2] Includes all other political parties that failed to obtain the requisite 10% of total votes.

     The official results of the election were published in the Official Gazette on November 10, 2002. President Ahmet Necdet Sezer appointed Mr. Abdullah Gul from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gul’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. He is also currently in charge of the Privatization Administration. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.

     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP), announced his intention to run for the Siirt parliamentary post. On March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly.

General

     On February 4, 2002, the International Monetary Fund (the “IMF”) Board approved a new stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”) that consists of additional international lending of up to SDR1 12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. Of this amount, Turkey had expected to receive SDR 11.2 billion from the IMF in 2002. Following the

[1] The Special Drawing Right (SDR) serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.40926 on May 12, 2003.

approval of the 2002-2004 Stand-By Arrangement, Turkey drew SDR 7.3 billion of the SDR 11.2 billion available for 2002.

     On April 15, 2002, Turkey drew its first tranche of the remaining SDR 3.9 billion available from the IMF in 2002, amounting to SDR 867.6 million, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche of SDR 867.6 million following completion of the second review and IMF Board approval, and on August 7, 2002, Turkey drew its third tranche of SDR 867.6 million, following the completion of the third review and IMF Board approval. The fourth tranche was intially expected to be in the amount of approximately SDR 1.3 billion, but the IMF and the Government revised the amount of the tranches to be disbursed under the program prior to the release of the fourth tranche. As a result of such revisions, the IMF released the fourth tranche, consisting of SDR 510.6 million, to Turkey on April 18, 2003 (at the time of the release, approximately $701 million). The next tranche of approximately $500 million is expected to be released following completion of fifth review in early June 2003 and IMF Board approval.

     In addition, Turkey had expected to receive in 2002 approximately $2.9 billion from the International Bank for Reconstruction and Development (the “IBRD”) in connection with its structural reforms of the financial, economic, social and agricultural sectors. The release of such funding was linked to Turkey’s continued efforts to liberalize such sectors and to curtail public expenditures. Only $650 million of the IBRD assistance was released because implementation of the planned structural reforms was delayed as a result of the decision, made in July 2002, to hold early elections in November 2002. The undisbursed amounts under the IBRD structural reform assistance facility remain available to Turkey subject to the continued implementation of structural reforms. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey. The loan is to be disbursed in three tranches of approximately $450 million each, based on the satisfaction of certain agreed upon actions. On August 16, 2002, Turkey drew its first tranche of $450 million. In addition, the first tranches of the program financing part of the Agriculture Reform Implementation Project Loan (ARIP) and the adjustment part of the Social Risk Mitigation Loan, amounting to $100 million each, were released in 2002. On July 26, 2002, Turkey and the World Bank signed a $300 million loan agreement to support the Government’s basic education program over the next four years. The new Government and the World Bank are expected to start negotiations regarding the new Country Assistance Strategy (CAS) to define a strategic framework for the World Bank’s support to Turkey.

     On November 7, 2002, Standard and Poor’s outlook for its B- rating for Turkey was revised from negative to stable. Moody’s B1 rating with a negative outlook for Turkey, which was announced on July 10, 2002, has remained unchanged.

     The Tobacco Law and the Public Procurement Law were approved by the Assembly on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly. The Public Procurement Law, which came into effect on January 1, 2003, is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders. On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

     In January 2002, the Assembly also passed Law No. 4743, which amends certain provisions of the Banking Law to enable the Government to offer limited financial assistance, on a one-time basis, to strengthen the capital base of banks that meet certain capital adequacy ratios. A three-phase audit process, by which the targets for, and the amounts of, this limited financial assistance, was completed in June 2002. Based on the audit, the Banking Regulation and Supervision Agency (the “BRSA”) approved the takeover of one bank (Pamukbank T.A.S.) by the Savings Deposit Insurance Fund (the “SDIF”). The BRSA informed 26 other banks of the capital shortfalls for such banks (TL1,326 trillion) which will have to be raised by such banks. As of September 13, 2002, the banks had raised a total of TL1,102 trillion of the total TL1,326 trillion capital shortfall. The remaining financial assistance to be made available by the Government will be within the financial targets set by the Government and is not expected to have a material impact on the Government’s budget.

     The Tax Peace Law (Law No. 4811), commonly referred to as the “tax peace project,” was enacted by the Assembly on January 16, 2003. The aim of this law is to resolve tax controversies by restructuring accrued and uncollected taxes. The Tax Peace Law was subsequently vetoed by President Sezer and resubmitted to the Assembly. The Assembly re-enacted the Tax Peace Law with no changes from the version previously enacted and the Tax Peace Law was subsequently approved by President Sezer and, on February 27, 2003, published in the Official Gazette.

Key Economic Indicators

•	Real gross national product (“GNP”) declined 9.4% in 2001, compared to the original forecasted decline of 5.5%. In the first, second, third and fourth quarters of 2002, GNP grew by 0.4%, 10.4% and 7.9% and 11.5%, respectively.

•	For the year ended December 31, 2001, real gross domestic product (“GDP”) declined by 7.4%. In the first, second, third and fourth quarters of 2002, GDP rose by 2.1%, 8.9%, 7.9% and 11.4%, respectively.

•	In April 2003, Turkey’s monthly WPI and CPI increased by 1.8% and 2.1%, respectively. The core inflation rate was 0.7% in April 2003.

•	WPI and CPI in the April 2002-April 2003 period were 35.1% and 29.5%, respectively. WPI and CPI for the January-April 2003 period were 14.4% and 10.4%, respectively.

•	On May 12, 2003, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,497,086 per U.S. dollar, compared to an exchange buying rate of TL 1,378,208 per U.S. dollar on May 13, 2002.

•	On May 6, 2003, the Government offered an interest rate of 53.59% for twelve-month Treasury bonds, compared to an interest rate of 62.79% for twelve-month Treasury bonds on April 8, 2003.

•	The industrial production index grew 5.6% in March 2003 compared to March 2002.

•	The unemployment rate, which was 11.8% in the first quarter of 2002, 9.6% in the second quarter of 2002 and 9.9% in the third quarter of 2002, increased to 11.4% in the fourth quarter of 2002.

•	In the fourth quarter of 2002, official unemployment was 2,412,000, compared to 2,373,000 in the third quarter of 2002.

•	A Council of Ministers’ Decree providing for the increase in salaries of public civil servants was enacted and put into force on January 8, 2003. The rates of increase vary incrementally, from 6.5% to 13.7%, according to the employee’s position.

Tourism

•	From January to December 2002, tourism revenues increased to approximately $8,481 million from approximately $8,090 million during the same period in 2001.

•	From January to March 2003, the number of foreign visitors to Turkey decreased by approximately 1% to approximately 2,342,770 from approximately 2,365,988 during the same period in 2002.

Foreign Trade and Balance of Payments

     Between January and February 2003, the trade deficit amounted to approximately $1.3 billion, as compared to approximately $456 million in the same period in 2002. The current account balance produced a deficit of approximately $1.2 billion between January and February 2003, as compared to a deficit of approximately $286 million in the same period in 2002.

     As of April 18, 2003, total gross international reserves were approximately $35.7 billion (compared to $33.6 billion as of January 25, 2002), Central Bank reserves were approximately $26.2 billion (compared to $19.2 billion as of January 25, 2002), commercial bank reserves and special finance house reserves were approximately $8.2 billion (compared to $13.4 billion as of January 25, 2002) and gold reserves were approximately $1.3 billion (compared to $1.0 billion as of January 25, 2002). As of May 2, 2003, Central Bank reserves were approximately $27.1 billion.

Public Finance and Budget

•	For the year ended December 31, 2002, consolidated budget expenditures were approximately TL114,001 trillion and consolidated budget revenues were approximately TL73,569 trillion, compared to approximately TL79,856 trillion and TL51,090 trillion during the same period in 2001, respectively.

•	From January to March 2003, consolidated budget expenditures were approximately TL31,222 trillion and consolidated budget revenues were approximately TL20,364 trillion, compared to approximately TL27,922 trillion and TL13,927 trillion during the same period in 2002, respectively.

•	From January to March 2003, the consolidated budget deficit was approximately TL10,858 trillion, compared to TL13,995 trillion during the same period in 2002.

•	From January to March 2003, the primary surplus reached approximately TL4,929 trillion, compared to TL2,546 trillion during the same period in 2002.

•	For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or approximately 6.9% of GNP. The primary surplus in 2002 amounted to TL11,438 trillion, or approximately 4.0% of GNP.

•	A draft budget for 2003 was submitted to the Assembly and published in the Official Gazette on March 31, 2003.

•	On January 8, 2003, the Government announced a fiscal measures package which is expected to generate a total of TL6,200 trillion in revenues. The package consists of certain expenditure cutting and revenue raising measures intended to meet the targeted primary surplus rate of 6.5% for the 2003 budget.

Privatization

     The second public offering of shares in Petrol Ofisi (a petroleum distribution company) was completed in March 2002. In that public offering, 16.5% of the shares of Petrol Ofisi were sold for $168 million. The remaining 25.8% stake in Petrol Ofisi was privatized through a block sale of stock to Is Dogan Petrol Yatirimlari A.S. in July 2002.

     The Government originally planned to close the third public offering of Tupras (a petroleum refining company) by the end of June 2002. However, the offering has been postponed as a result of unfavorable market conditions.

     The planned privatization of Turkiye Vakiflar Bankasi T.A.O. has also been postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole.

     A privatization plan for Tekel’s tobacco and alcohol entities was submitted to the Privatization High Council and approved by such Council in December 2002. A privatization plan for Seker (a sugar company) has been submitted to the Privatization High Council and is still under evaluation.

     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. The Government has announced that the privatization may be completed either through the block sale/public offering of shares of Turk Telecom or through the sale of convertible bonds. The schedule and total number of shares to be privatized has not yet been announced.

     On January 13, 2003, the Government announced a detailed schedule for its 2003 privatization program. According to the program, the Government aims to raise $4 billion from privatizations in 2003, which include, among others, Petkim (petrochemicals company), Tupras (petroleum refining company), Turkish Airlines and Tekel (tobacco and alcoholic beverages). The program also foresees the privatization of certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on highways and Bosphorus bridges and the privatization of Halk Bank and certain energy generation and distribution companies.

     On May 6, 2003 the Privatization Administration announced that the auction process for Petkim (petrochemicals company) shall be completed in early June 2003 and, following completion of the auction process, the tenders will be presented to the Privatization High Council. The roadmap for the block sale of 51% of Tupras has also been announced and tenders will begin to be accepted in early June 2003. The privatization plan for Tekel also foresees the commencement of an auction process in the first half of June 2003.

Banking System

     As of April 1, 2003, the SDIF had taken over 20 private banks since 1997. On July 1, 2001, the Banking Regulation and Supervision Agency (BRSA) cancelled the banking license of Turk Ticaret Bankasi A.S. (Turk Ticaret Bank). In December 2001, the banking licenses of three banks previously taken over by the SDIF, Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were also revoked. On January 11, 2002, the Savings and Deposit Insurance Fund (SDIF) sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). The banking license of Toprakbank A.S. (Toprakbank) was revoked by the BRSA on September 26, 2002 and, following the revocation, Toprakbank was merged with Bayindirbank. Bayindirbank will remain under the control of SDIF and is to be used as a “Bridge Bank” by SDIF.

     The BRSA accepted a bid by Denizbank A.S. (Denizbank) regarding the purchase of Milli Aydin Bankasi T.A.S. (Tarisbank) as of October 10, 2002. The share transfer agreement regarding the purchase of Tarisbank by Denizbank A.S. was signed on October 21, 2002 and the share transfer was finalized as of October 25, 2002. The full merger of the operations of Tarisbank and Denizbank A.S. was completed in December 2002.

     On June 19, 2002 Pamukbank T.A.S. (Pamukbank) was taken over by the SDIF. A challenge by the majority shareholders of Pamukbank to the SDIF’s takeover of Pamukbank was resolved on January 27, 2003 with the signing of a protocol between the majority shareholders and the BRSA. According to this protocol, Pamukbank will remain under the control of the SDIF, which will also control the interests of the majority shareholders of Pamukbank in Yapi Kredi Bank. The majority shareholders of Pamukbank have undertaken to dispose of a portion of their interests in Yapi Kredi Bank to a strategic partner within three years. As of May 9, 2003, seven applications for the purchase of Pamukbank have been received through the auction process.

     On June 21, 2002, the BRSA issued the final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for 2002.

Debt

     Turkey’s total internal debt was approximately TL162,558 trillion as of March 2003, compared to TL149,870 trillion as of December 2002. During the period from January to March 2003, the average maturity of Turkish internal public debt was 9.4 months, compared to 10.5 months in the same period of 2002. The average annual interest rate on internal public debt on a compounded basis was 54% as of December 2002, compared to 55% as of May 2002. Turkey’s external debt was approximately $131,551 billion by the end of 2002, compared to $113,948 billion as of the end of 2001. Since December 31, 2001, Turkey has issued the following external debt:

•	$600 million of global notes on January 22, 2002, with a maturity of ten years and an 111/2% interest rate, which was increased to $1 billion on December 9, 2002.

•	$250 million of global notes on February 19, 2002, with a maturity of five years and an 113/8% interest rate.

•	$600 million of global notes on March 19, 2002, with a maturity of six years and a 9.875% interest rate.

•	Euro 750 million of Eurobonds on May 7, 2002, with a maturity of five years and a 9.75% interest rate.

•	$500 million of global notes on November 13, 2002, with a maturity of five years and two months and a 10.50% interest rate, which was increased to $750 million on November 26, 2002, and which was further increased to $1.1 billion on February 4, 2003.

•	$750 million of global notes on January 14, 2003, with a maturity of ten years and a 11.0% interest rate.

•	Euro 500 million of Eurobonds on January 24, 2003 with a maturity of five years and a 9.875% interest rate.

International Relations

     EC Regulation 2500/2001, which governs pre-accession financial assistance to Turkey, became effective as of January 1, 2002. Although Turkey is not able to benefit from structural funds like other candidate countries, Turkey received Euro 126 million in 2002 from the European Union (the “EU”). Turkey expects to receive another Euro 149 million from the EU in 2003.

     On August 2, 2002, the Assembly approved legislation drafted to harmonize Turkey’s laws with those of the EU. The legislation abolishes the death penalty except in war or near-war conditions, grants the right to conduct broadcasting and education in languages other than Turkish and increases the rights of religious minorities. The legislation seeks to satisfy several conditions required before accession talks between the EU and Turkey may begin.

     The EU, in its regular report published in October 2002, indicated that Turkey had made progress towards complying with the political criteria established for accession to the EU and particularly highlighted the recent amendments to the Turkish Constitution.

     At a meeting of the Copenhagen European Council on December 12-13, 2002, that Council decided that if the European Council comes to the conclusion in December 2004 that, on the basis of a report and a recommendation from the European Commission, Turkey fulfils the Copenhagen political criteria, the EU will open accession negotiations without delay.

     In accordance with the Commission’s recommendations in its 2002 Strategy Paper, it was also decided in Copenhagen that in order to assist Turkey in obtaining EU membership, the following steps would be taken: (1) the scope of Turkey’s participation in the Customs Union would be extended; (2) the

EU would intensify its scrutiny of Turkish legislative efforts to implement EU admission criteria; and (3) the EU would significantly increase its pre-accession financial assistance to Turkey.

     Although a strong U.S. ally, Turkey expressed certain reservations regarding military action against Iraq and, on March 1, 2003, the Assembly rejected the deployment of U.S. ground forces in Turkey for the war against Iraq. It is anticipated that Turkey may experience certain negative economic effects as a result of the war with Iraq, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

     The U.S. recently approved $1 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees.

     On June 20, 2002, Sen. John B. Breaux (D-La.) introduced legislation that would provide duty-free access to the U.S. market for products produced in designated “industrial zones” in Turkey. The legislation, called the Turkish-Israeli Economic Enhancement Act, would allow Turkey to participate in the Qualifying Industrial Zone program established in 1996 to facilitate economic cooperation between Israel, Egypt and Jordan. The proposed bill would cover certain Turkish-made products but would not include textiles.

     On November 11, 2002, the United Nations released a new peace plan for Cyprus, which contemplated a unified island. The discussion between the Turkish and Greek sides ended without resolution of the main outstanding issues.

DESCRIPTION OF THE NOTES

     The notes will be issued pursuant to and will be subject to the fiscal agency agreement dated December 15, 1998 between the Republic and JPMorgan Chase Bank as fiscal agent. The Republic has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

     The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the fiscal agency agreement. The Republic has filed a copy of the fiscal agency agreement and the form of notes with the SEC and at the office of the fiscal agent in New York City.

General Terms of the Notes

     The notes:

•	will be issued in an aggregate principal amount of $750,000,000.

•	will mature at par on January 14, 2013.

•	will bear interest at 11.0% from January 14, 2003.

•	will pay interest semi-annually in arrears in equal installments, on the basis of a 360-day year, consisting of twelve 30-day months, on July 14 and January 14 of each year, commencing on July 14, 2003, to be paid to the person in whose name the note is registered at the close of business on the preceding June 29 or December 30.

•	will be fully fungible with, rank equally with, and form a single series with, our $750,000,000 11.0% Notes due 2013, which were issued on January 14, 2003.

•	upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream Banking Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	will only be available in definitive form under certain limited circumstances.

Payments of Principal and Interest

     The Republic will make payments of principal and interest on the notes in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the beneficial holders of the notes. The Republic expects that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants.

Fiscal Agent

     The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes.

Paying Agents; Transfer Agents; Registrar

     The Republic has initially appointed JPMorgan Chase Bank as paying agent, transfer agent and registrar. The Republic may at any time appoint new paying agents, transfer agents and registrars. The Republic, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City or another office as designated by the fiscal agent.

     The Republic will not appoint a paying and transfer agent in Luxembourg until such time, if any, as the notes are listed on the Luxembourg Stock Exchange and definitive notes are issued. The Republic will, when the notes are listed on the exchange, appoint Kredietbank S.A. Luxembourgeoise as its special agent in Luxembourg for so long as the notes are in book-entry form, and, upon the issuance of definitive notes, the Republic will appoint a transfer and paying agent located in Luxembourg. The special agent or, as the case may be, the transfer and paying agent in Luxembourg will act as an intermediary between the holders and the Republic. So long as the notes are listed on the exchange, the Republic will maintain a special agent or a paying and transfer agent in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

Definitive Notes

     The Republic will issue notes in definitive form only if DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934.

     Payments will be made on any definitive notes at the global trust services office of the fiscal agent in New York City or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

     The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

Notices

     Notices will be sent to DTC, or its nominee, as the holder thereof, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

     If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, the Republic will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. The Republic expects that it will initially make such publication in the Luxemburger Wort.

     The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under this subsection.

Further Issues of the Notes

     The Republic may, without the consent of the holders of the notes, create and issue further notes with the same terms and conditions as the notes (or the same except for the amount of the first interest payment and the issue price).

Purchase of Notes by the Republic

     The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

General Information

     1.     The Republic has full power and authority to issue securities, such as the notes, outside Turkey for any and all purposes, under Article 4 and Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

     2.     The Republic has applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

     3.     The notes have been accepted for clearance through DTC, Euroclear and Clearstream Banking Luxembourg (Common Code: 016105147; ISIN No.: US900123AR10; CUSIP No.: 900123AR1).

     4.     If and for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the fiscal agency agreement, this prospectus supplement, the accompanying prospectus, including the documents incorporated therein by reference, and all other documents filed by the Republic with the SEC in connection with the registration statement of which this prospectus supplement is a part, will be available free of charge at the offices of the special agent in Luxembourg. The Republic will promptly provide notice of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent, special agent or registrar.

     5.     The Republic has represented and warranted that as of the offering date no litigation or administrative proceeding is pending or, to its knowledge, threatened against or affecting it (a) in which there is a reasonable possibility of an adverse decision that would materially affect its ability to perform its obligations in respect of the fiscal agency agreement or the notes or (b) that questions the legality, validity or binding effect of the fiscal agency agreement or the notes.

GLOBAL CLEARANCE AND SETTLEMENT

     The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

     DTC is:

•	A limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

     According to DTC, the foregoing information about DTC has been provided to us for informational purposes only and is not a representation, warranty or contract modification of any kind.

Euroclear and Clearstream Banking Luxembourg

     Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg

     The Republic will issue the notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

     You may hold your beneficial interests in the book-entry security through Euroclear or Clearstream Banking Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

     These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

     The Republic and the fiscal agent generally will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holders, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Euroclear’s or Clearstream Banking Luxembourg’s ability to take actions as a holder under the notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

     The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream Banking Luxembourg

Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants

     Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser

     When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear’s or Clearstream Banking Luxembourg’s account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the notes are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream Banking Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

     Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should bond that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

     (a)  borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system’s customary procedures;

     (b)  borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

     (c)  staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

TAXATION

United States

     The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you (i) hold notes as capital assets (generally, assets held for investment), (ii) were the initial purchaser of those notes, and (iii) acquired the notes at their issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

•	dealers in securities or currencies;

•	banks or life insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that do not use the U.S. dollar as their functional currency; or

•	tax-exempt organizations.

     Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a “straddle” or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that are not covered in this discussion.

     This discussion does not cover any state, local or foreign tax issues. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and judicial decisions interpreting the Code as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly retroactively, so the discussion below might not be reliable in the future. You should consult your own tax advisor concerning the federal, state, local, foreign and other tax consequences to you of the purchase, ownership or disposition of notes.

U.S. Holders

     This section applies to you if you are a “U.S. Holder,” meaning that you are the beneficial owner of a note and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any state thereof;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary jurisdiction over your administration and one or more “United States persons” as defined in the Code (each a “U.S. Person”) have authority to control all your substantial decisions, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust; or

•	a partnership, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

     Payments of Interest. Payments of interest, including additional amounts, if any, on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you receive them.

     Interest paid on notes generally will be categorized as passive income (or, in certain cases, as financial services income) from a foreign source for purposes of the foreign tax credit provisions of the Code.

     Treatment of Premium. If the issue price of the notes is greater than their principal amount, you will be considered to have purchased the note at a premium. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note’s overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the Internal Revenue Service’s consent to a change.

     If you do not make the election to amortize premium on a note and you hold the note to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your “tax basis” in the note, as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

     Pre-issuance Interest. The notes will be issued with pre-issuance accrued interest. You may treat the notes, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the notes.

     Purchase, Sale and Retirement of Notes. If you sell or otherwise dispose of a note, you generally will be required to report a capital gain or loss equal to the difference between your “amount realized” and your “tax basis” in the note. Your “amount realized” will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid, which will be taxed to you as interest. Your “tax basis” in the note will equal the amount that you paid for the note, decreased (but not below zero) by any amortized premium (as discussed above) and by any cash payments of principal that you have received with respect to the note.

     This gain or loss generally will be long-term capital gain or loss if, at the time you sell or dispose of the note, you have held the note for more than one year. The gain or loss will be short-term capital gain or loss if you held the note for one year or less. If you are not a corporation, you will generally pay less federal income tax on long-term capital gain than short-term capital gain. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income or loss allocable to U.S. source income for purposes of the foreign tax credit provisions of the Code.

Non-U.S. Holders

     This section applies to you if you are a “Non-U.S. Holder,” meaning that you are a beneficial owner of a note that is not a “U.S. Holder” as defined in the previous section. You will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated as “effectively connected” for tax purposes to that trade or business. If you are engaged in a U.S. trade or business and the interest income is deemed to be effectively connected with that trade or business, you will generally be subject to U.S. federal income tax on that interest in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, your interest income may increase your liability under the U.S. branch profits tax.

     You will not be subject to U.S. federal income tax or withholding tax for any capital gain that you realize when you sell a note if:

•	that gain is not effectively connected for tax purposes to any U.S. trade or business you are engaged in; and

•	you are an individual and (A) are not in the United States for 183 days or more in the taxable year in which you sell the note or (B) do not have a tax home (as defined in the Code) in the United States in the taxable year in which you sell the note and the gain is not attributable to any office or other fixed place of business that you maintain in the United States.

Backup Withholding and Information Reporting

     In general, if you are not a corporation or otherwise exempt, information reporting requirements will apply to payments of principal and interest to you if such payments are made within the United States or by or through a custodian or nominee that is a “U.S. Controlled Person,” as defined below. “Backup withholding” will apply to such payments of principal and interest if you fail to provide an accurate taxpayer identification number, if you fail to certify that you are not subject to backup withholding, if you fail to report all interest and dividend income required to be shown on your federal income tax returns or if you fail to demonstrate your eligibility for an exemption.

     If you are a Non-U.S. Holder, you are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. federal income tax), but you may be required to comply with certification and identification procedures in order to prove your exemption. If you hold a note through a foreign partnership, these certification procedures would generally be applied to you as a partner.

     If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a “U.S. Controlled Person,” as defined below. A U.S. Controlled Person is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected for tax purposes with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which U.S. Persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to you will generally be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the Internal Revenue Service.

The Republic of Turkey

     Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of any notes.

Proposed European Union Directive on Taxation of Certain Interest Payments

     The European Union is currently considering proposals for a new directive regarding the taxation of savings income. According to the most recently available information, it is proposed that, subject to a number of important conditions being met, member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of certain individual member states (including Luxembourg) to opt instead for a withholding system for an indeterminate period in relation to such payments. The proposals are not yet final, and they may be subject to further amendment and/or clarification. You should consult your own tax advisors regarding the potential adoption and application of the proposed directive or any similar directive.

UNDERWRITING

     We and the underwriters have entered into an underwriting agreement, dated as of May 12, 2003, relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of notes that appears opposite the name of such underwriter in the table below:

Principal
Underwriter	Amount

J.P. Morgan Securities Inc.	367,500,000
Morgan Stanley & Co. International Limited	367,500,000
ABN AMRO Bank N.V.	1,500,000
Alpha Bank A.E.	1,500,000
Citigroup Global Markets Inc.	1,500,000
Commerzbank Aktiengesellschaft	1,500,000
Credit Suisse First Boston LLC	1,500,000
Deutsche Bank Securities Inc.	1,500,000
Dresdner Bank AG London Branch	1,500,000
Merrill Lynch International	1,500,000
Turkiye Garanti Bankasi A.S. Malta Branch	1,500,000
UBS Limited	1,500,000

Total	$750,000,000

     The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

     The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus an underwriting discount of up to 0.35% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

     The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with this offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may engage in the future, in investment and commercial banking transactions with us. The fiscal agent, JPMorgan Chase Bank, is an affiliate of J.P. Morgan Securities Inc.

LEGAL MATTERS

     Certain legal matters will be passed upon for the Republic by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey. The validity of the notes will be passed upon for the Republic by Arnold & Porter, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance US LLP, New York, New York, United States counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the First Legal Advisor, and for the underwriters by Pekin & Pekin, Istanbul, Turkey. In rendering their opinions, Arnold & Porter will rely as to all matters of Turkish law upon the First Legal Advisor and Clifford Chance US LLP will rely as to all matters of Turkish law upon Pekin & Pekin.

PROSPECTUS

THE REPUBLIC OF TURKEY

$5,000,000,000

Debt Securities

     The Republic of Turkey, which may be referred to herein as Turkey or the Republic, may offer up to $5,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

     Turkey may offer its debt securities from time to time in one or more offerings. Turkey will provide a prospectus supplement describing the specific terms of the debt securities it is offering. You should read this prospectus and any prospectus supplement carefully before you invest.

     Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

     The date of this prospectus is March 10, 2003.

Where You Can Find More Information
Use of Proceeds
Debt Securities
Plan of Distribution
Validity of the Securities
Official Statements
Authorized Agent

WHERE YOU CAN FIND MORE INFORMATION

     Turkey voluntarily files annual reports on Form 18-K with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

     The SEC allows Turkey to “incorporate by reference” the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference Turkey’s Annual Report on Form 18-K for the year ended December 31, 2001 and all amendments to Turkey’s Annual Report on Form 18-K for the year ended December 31, 2001 filed prior to the date of this prospectus. Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

     You may request a free copy of these filings by writing to Turkey’s Economic Counselor at the following address:

Consulate General in New York
Office of the Economic Counselor
821 United Nations Plaza, 4th Floor
New York, New York 10017
Attn: Economic Counselor
(212) 949-1066

USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

DEBT SECURITIES

     Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Turkey and a fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

     In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

     The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Turkey agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which the debt securities will be listed; and

•	any other terms of the debt securities.

     If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

Status of the Debt Securities

     The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all of its obligations with respect to the debt securities.

     The debt securities of each series will rank pari passu in right of payment with all other payment obligations relating to the External Indebtedness of Turkey.

Form of Debt Securities

     Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

     Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

     Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date; provided, however, that unless otherwise specified in the prospectus supplement, payments of interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses.

     The register of holders of debt securities will be kept at the New York office of the fiscal agent.

     Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey. After the return of these moneys to Turkey, the holders of these debt securities may look only to Turkey for any payment.

     Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

Negative Pledge

     Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities at the same time share pari passu and pro rata in such security.

Definitions

     “Exportable Assets” means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

     “External Indebtedness” of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness, and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; and (iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person.

     “Foreign Currency” means any currency other than the lawful currency of Turkey.

     “Guarantee” includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including, without limitation, any obligation of such party to purchase goods or services or supply funds or take any other action for the purpose of providing for the payment or purchase of such External Indebtedness (in whole or in part).

     “International Monetary Assets” means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

     “Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

     “Permitted Lien” means

(1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

(2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien and (ii) does not arise out of financing provided by the lender on condition that other External Indebtedness be repaid;

(3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets), provided that the assets which are subject to such Lien are: (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or (z) rent or charter hire payable by a lessee or charterer of such assets;

(4) any Lien on or with respect to assets (other than International Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

(5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

(6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(7) any Lien arising by operation of law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker’s liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

(8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

(9) Liens on assets (other than official holdings of gold) in existence on [the initial date of issuance of the securities of a series] provided that such Liens remain confined to the assets affected thereby on [the initial date of issuance of the securities of such series], and secure only those obligations so secured on [the initial date of issuance of the securities of such series];

(10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

(11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

     “Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including, without limitation, a government or governmental body or agency or instrumentality or any international organization or agency.

     “Project Financing” mean any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of, or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

     “Turkish Person” means Turkey and any Person who is a resident or national of Turkey or which has its principal place of business, seat or head office in Turkey or any Person incorporated or organized under the laws of Turkey.

Default; Acceleration of Maturity

     Any of the following events affecting a particular series of debt securities will be an event of default with respect to that series of debt securities:

(a) Turkey fails to pay, when due, principal of or any interest on the debt securities of that series and such failure continues for a period of 30 days; or

(b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of that series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of that series at the corporate trust office of the fiscal agent in the City of New York; or

(c) any other present or future External Indebtedness (as defined above) of Turkey, for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey, or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

(e) Turkey announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

     If one or more of the events described above occurs with respect to a particular series of debt securities, each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable. Holders of debt securities may exercise these rights only by providing a written demand to Turkey and the fiscal agent at a time when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent all defaults have been cured.

     No periodic evidence is required to be furnished by Turkey as to the absence of defaults.

Repurchase

     Turkey may at any time purchase debt securities in any manner and for any price. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. Any debt securities purchased by Turkey may, at its discretion, be held by Turkey or surrendered to the fiscal agent for cancellation, but such debt securities may not be resold.

Meetings and Amendments

     General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

     The Republic or the fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the fiscal agency agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

     Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

     Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

     At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

     Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

     Amendments. Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with:

•	the affirmative vote, in person or (in the case of registered owners of the debt securities of that series) by proxy, of the holders of at least 66-2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting (or any other percentage as may be set forth in the text of the debt securities of that series); or

•	the written consent of the holders of 66-2/3% in aggregate principal amount of the outstanding debt securities of a series (or any other percentage as may be set forth in the text of the debt securities of that series),

(i)  Turkey and the fiscal agent may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement in any way and (ii) the holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of such series.

     The written consent or affirmative vote of the holders of 100% in aggregate principal amount of each debt security of an affected series is required to:

•	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

•	reduce the principal amount of any debt security of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any debt security of that series;

•	reduce the interest rate on any debt security of that series;

•	reduce the premium payable, if any, upon the redemption of any debt security of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or change the place at which payment with respect to the debt securities of that series is to be paid from the Borough of Manhattan, The City of New York;

•	shorten the period, if any, during which Turkey is not permitted to redeem the debt securities of that series;

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

t	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

t	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change the obligation of Turkey to pay additional amounts.

     Turkey and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the debt securities;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine which does not adversely affect the interest of any holder of debt securities of that series.

     Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Payment of Additional Amounts

     All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey (together, “Taxes”), unless such withholding or deduction is required by having power to tax law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had such withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•	to a holder (or a third party on behalf of a holder) where such holder is liable to pay such Taxes in respect of any debt security by reason of that holder’s having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

•	presented for payment more than 30 days after the Relevant Date (see below), except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period.

     The term “Relevant Date” in respect of any debt security means whichever is the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•	if the fiscal agent has not received the full amount of the moneys payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts that may be payable under the debt securities.

     Upon not less than 30 days’ prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate, in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the fiscal agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements on the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

Global Securities

     The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

     Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days; or

•	at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security.

     In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples, unless otherwise specified in a prospectus supplement.

     The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

     Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

     When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ beneficial interests in the global security.

     The depositary and its participants establish policies and procedures that govern payments, transfers and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Governing Law and Consent to Service

     Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to the authorization and execution of the debt securities on behalf of Turkey and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

     Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in any state or federal court in the City of New York or in any competent court in Turkey. Turkey will appoint the

Economic Counselor of the Republic, 821 United Nations Plaza, 4th Floor, New York, New York, 10017, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due or to become due on or in respect of all the debt securities issuable under the fiscal agency agreement have been paid by Turkey to the fiscal agent, except that if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

     The Economic Counselor is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey’s waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976, as amended to sovereign immunity with respect to such actions.

     Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities.

PLAN OF DISTRIBUTION

     Turkey may sell any combination of the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

     Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Turkey from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

     The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

     Underwriters used in the sale of securities will distribute the securities on a firm commitment basis. In this case, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

     Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

     Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Turkey under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

     Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

VALIDITY OF THE SECURITIES

     The validity of the debt securities will be passed upon for Turkey by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. Certain legal matters of United States law will be passed upon for Turkey by Arnold & Porter, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

     As to all matters of Turkish law, Arnold & Porter may rely on the opinion of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. As to all matters of United States law, the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey and are made upon his or her authority.

OFFICIAL STATEMENTS

     The information set forth herein and in the documents incorporated by reference has been reviewed by H. Ersen Ekren, Director General of Foreign Economic Relations, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or state economic enterprise of Turkey is included on the authority of such publication as a public official document of Turkey.

AUTHORIZED AGENT

     The authorized agent of Turkey in the United States of America is the Consulate General of the Republic of Turkey, whose address is: Office of the Economic Counselor, 821 United Nations Plaza, 4th Floor, New York, New York 10017.

PRINCIPAL OFFICE OF THE REPUBLIC
The Undersecretariat of Treasury of
The Republic Prime Ministry
Ismet Inönü Bulvari
06510 Emek
Ankara

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
JPMorgan Chase Bank
4 New York Plaza — 15th Floor
New York, NY 10004

LEGAL ADVISERS TO THE REPUBLIC

As to United States Law Arnold & Porter 399 Park Avenue New York, New York 10022-4690	As to Turkish Law The First Legal Adviser to Undersecretariat of Treasury Ismet lnönü Bulvari 06510 Emek Ankara

LEGAL ADVISERS TO THE UNDERWRITERS

As to United States Law Clifford Chance US LLP 200 Park Avenue New York, New York 10166-0153	As to Turkish Law Pekin & Pekin Lamartine Caddessi 10 80090 Taksim Istanbul

LISTING AGENT AND SPECIAL AGENT
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

$750,000,000

TÜRKİYE CUMHURİYETİ
(The Republic of Turkey)

11.0% Notes due 2013

PROSPECTUS SUPPLEMENT

May 12, 2003

JPMorgan                                                                                    Morgan Stanley

Representatives of the Underwriters